SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. 2)

                              Thoratec Corporation

                                (Name of Issuer)

                      Common Stock, no par value per share

                         (Title of Class of Securities)

                                   885175 30 7

                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 2001

             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. (Continued on following pages)

---------------------------                          --------------------------
  CUSIP NO. 885175 30 7               13D                Page 2 of 6 Pages
---------------------------                          --------------------------


-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thermo Electron Corporation
      04-2209186
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      SC
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [ ]

-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES  7.    SOLE VOTING POWER
   BENEFICIALLY               11,868,634
  OWNED BY EACH
 REPORTING PERSON
       WITH
                   ------------------------------------------------------------
                   8.    SHARED VOTING POWER
                              2,731,779
                   ------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                              14,600,413
                   ------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                              -0-
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       14,600,413

-------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       [ ]

-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       26.5%

-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Thermo Electron Corporation, a Delaware corporation ("the "Reporting Person"), hereby amends its statement on Schedule 13D relating to the common stock, no par value per share (the "Common Stock"), of Thoratec Corporation (formerly known as Thoratec Laboratories Corporation), a California corporation (the "Company").

ITEM 2.    Identity and Background.

     Item 2 is hereby amended and restated as follows:

     This Amendment is being filed by the Reporting Person pursuant to Rule 13d-2 to reflect the change of information previously reported under Item 5 of its Schedule 13D, as amended.

     The principal business address and principal office address of the Reporting Person is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

     The Reporting Person is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food, drug, and beverage production.

     Appendix A attached to hereto sets forth with respect to each executive officer and director of the reporting Person the following information:

          (a)  name;
          (b)  business address;
          (c)  present   principal   occupation  or  employment  and  the  name,
               principal business and address of any corporation or other organization in which such employment is conducted; and
          (d)  citizenship.

To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

     During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any executive officer of director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 5.    Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) As of the date of this Amendment, the Reporting Person owns 14,600,413 shares of Common Stock which represents 26.5% of the outstanding Common Stock of the Company, based upon the total Common Stock outstanding as reported on the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001. Of the 14,600,413 shares of Common Stock currently owned by the Reporting Person,
(i) 30,727 shares of Common Stock are subject to options to acquire such shares granted by the Reporting Person pursuant to its director and employee stock option plans, and (ii) 39,869 shares of Common Stock are issuable upon the conversion by the Reporting Person of $1,500,000 principal amount of the 4 3/4% Debentures held by it. Information with respect to the beneficial ownership of the shares of Common Stock of the other persons named in Item 2 is set forth in Appendix A. Except as set forth in this Item 5, to the best knowledge of the Reporting Person, none of the parties named in Item 2 owns any of the Company's Common Stock.

     (b) With respect to 2,731,779 shares of Common Stock of the Company beneficially owned by the Reporting Person, the Reporting Person shares the power to vote all of such shares with the Company pursuant to the Shareholder Agreement, as more fully described in Item 4 above. With respect to the remainder of the shares of Common Stock of the Company beneficially owned by the Reporting Person, the Reporting Person has the sole power to vote all such shares. Subject to the terms of the Shareholder Agreement, as more fully described in Item 4 above, the Reporting Person has the sole power to dispose of the shares of Common Stock beneficially owned by it. With respect to the shares of Common Stock of the Company beneficially owned by the other persons named in
Item 2, except as set forth in Appendix A, each such person has the sole power to vote all of such shares and the sole power to dispose of all of such shares.

     Item 1 sets forth the Company's name and state of incorporation along with the address of its principal business and principal office. The Company's principal business is the research, development, manufacturing and marketing of medical devices for circulatory support and vascular graft applications. To the best knowledge of the Reporting Person, during the last five years, the Company
(i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (c) Except as described below in this Item 5 and in Item 4, which item is incorporated herein by reference, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Appendix A beneficially has effected any transactions in Common Stock during the past 60 days.

     The Reporting Person has affected the following open market sales with respect to the Common Stock since the filing of Amendment No. 1 to its Schedule 13D:

--------------------------------------------------------------------------------
           Date                       Amount                Price per Share
--------------------------------------------------------------------------------
         08/07/01                     10,000                    $18.00
--------------------------------------------------------------------------------
         08/17/01                    100,000                   $17.4423
--------------------------------------------------------------------------------
         08/20/01                    165,000                    $18.612
--------------------------------------------------------------------------------
         08/21/01                    200,000                   $18.6254
--------------------------------------------------------------------------------
         08/22/01                    250,000                    $18.514
--------------------------------------------------------------------------------
         08/23/01                    300,000                   $19.4427
--------------------------------------------------------------------------------
         08/24/01                    303,240                   $19.1652
--------------------------------------------------------------------------------

     In addition to the foregoing, on August 17, 2001, the Reporting Person transferred 4,175 shares of Common Stock to a former employee of the Reporting Person who exercised an option to purchase the shares from the Reporting Person at a price of $13.07 per share.

     (d)  None.

     (e)  Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Dated:  August 24, 2001

                                        THERMO ELECTRON CORPORATION


                                        By:  /s/ Theo Melas-Kyriazi
                                             ----------------------------------
                                              Name: Theo Melas-Kyriazi
                                              Title:  Vice President and Chief
                                              Financial Officer

                                   APPENDIX A

Thermo Electron Corporation

     The name, present principal occupation or employment and beneficial ownership of shares of common stock of Thoratec Corporation (the "Company") of each director and executive officer of Thermo Electron Corporation ("Thermo Electron") is set forth below. Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Directors

-------------------------------------------------------------------------------------------------------------------
                                                            Beneficial Ownership of Shares of the Company
                                                                                Common Stock
                                                     --------------------------------------------------------------
                                                                                Shares Underlying
                                                                                     Options             Total
Name/Present Principal                               Shares Held                Exercisable Prior        Beneficial
Occupation or Employment       Business Address       Outright                  to August 24, 2001       Ownership
-------------------------------------------------------------------------------------------------------------------
Peter O. Crisp
Vice Chairman of Rockefeller                                0                              0                 0
Financial Services Inc.
-------------------------------------------------------------------------------------------------------------------
Frank Jungers                 822 NW Murrray
Private consultant on         Suite 242
business and energy           Portland, Oregon 97229        0                            835               835
matters.
-------------------------------------------------------------------------------------------------------------------
Jim P. Manzi
Currently involved in a
number of technology
startup ventures,                                           0                              0                 0
primarily relating to the Internet.
-------------------------------------------------------------------------------------------------------------------
Robert A. McCabe              Pilot Capital Corporation
Chairman of Pilot             444 Madison Avenue
Capital Corporation.          Suite 2103                 9,393                           835            10,228
                              New York, New York 10022
-------------------------------------------------------------------------------------------------------------------
Robert W. O'Leary
Chairman and Chief Executive
Officer of The Sagamore Group.                               0                             0                 0
-------------------------------------------------------------------------------------------------------------------
Hutham S. Olayan              Suite 1100
President and a director      505 Park Avenue
of Olayan America             New York, New York 10022   9,393                           835            10,228
Corporation.
-------------------------------------------------------------------------------------------------------------------
Michael E. Porter
Bishop William Lawrence
University Professor at                                      0                             0                 0
Harvard Business School.
-------------------------------------------------------------------------------------------------------------------
Elaine S. Ullian
President and Chief Executive                                0                             0                 0
Officer of Boston
Medical Center.
-------------------------------------------------------------------------------------------------------------------
Richard F. Syron
Chief Executive Officer
and Chairman of the                                          0                             0                 0
Board of Thermo Electron
-------------------------------------------------------------------------------------------------------------------
Marijn E. Dekkers(1)
President, Chief Operating Officer                           0                             0                 0
and Director of Thermo Electron
-------------------------------------------------------------------------------------------------------------------

(1) Mr. Dekkers is a citizen of The Netherlands

Executive Officers Who are Not Directors

      No person is a controlling stockholder of Thermo Electron.

                                                            Beneficial Ownership of Shares of the Company
                                                                                Common Stock
                                                     --------------------------------------------------------------
                                                                                Shares Underlying
                                                                                     Options             Total
Name/Present Principal                               Shares Held                Exercisable Prior        Beneficial
Occupation or Employment       Business Address       Outright                  to August 24, 2001       Ownership
--------------------------------------------------------------------------------------------------------------------
Theo Melas-Kyriazi(2)                                    2,960                        16,700            19,660
Vice President and Chief
Financial Officer of
Thermo Electron
--------------------------------------------------------------------------------------------------------------------
Guy Broadbent(3)                                             0                             0                 0
Vice President of Thermo
Electron, President,
Optical Technologies
--------------------------------------------------------------------------------------------------------------------
Barry S. Howe                                                0                             0                 0
Vice President of Thermo
Electron, President,
Measurement and Control
--------------------------------------------------------------------------------------------------------------------
Colin Maddix                                                 0                             0                 0
Vice President of Thermo
Electron, President,
Life Sciences
--------------------------------------------------------------------------------------------------------------------
Seth H. Hoogasian                                            0                             0                 0
Vice President, General
Counsel and Secretary of
Thermo Electron
---------------------------------------------------------------------------------------------------------------------
Peter E. Hornstra                                            0                             0                 0
Corporate Controller and
Chief Accounting Officer
of Thermo Electron
----------------------------------------------------------------------------------------------------------------------
All directors and current executive officers as a       21,746                        19,205            40,951
group

(2) Mr. Melas-Kyriazi is a citizen of Greece.

(3) Mr. Broadbent is a citizen of the United Kingdom.